Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 2, 2016

Relating to Preliminary Prospectus dated January 19, 2016

Registration No. 333-207459

BeiGene, Ltd.

This free writing prospectus relates to the initial public offering of the American Depositary Shares (the “ADSs”) of BeiGene, Ltd. and should be read together with (1) the preliminary prospectus dated January 19, 2016 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-207459) and (2) our Free Writing Prospectus dated January 27, 2016 relating to the offering.

On February 2, 2016, we filed Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1651308/000104746916009959/a2227215zs-1a.htm

The information set forth below from Amendment No. 5 reflects our response to the U.S. Securities and Exchange Commission comments received on February 1, 2016, disclosure of one grade 3 serious adverse event recently reported to us, and minor changes to other disclosures. All page number references refer to Amendment No. 5.

Update to BGB-3111 Disclosures

The relevant disclosures regarding BGB-3111 set forth on pages 3, 137–38, 146–47, and 154 of the Preliminary Prospectus have been updated to include the following language in its entirety:

Subsequent to the last full data cutoff on October 19, 2015 for BGB-3111, a serious adverse event of grade 3 purpura (subcutaneous bleeding) was recently reported in one patient among a total of over 85 patients who had received BGB-3111 as of January 25, 2016, the date of the event. Subsequent to the event, the patient received a blood transfusion, and treatment with BGB-3111 has been temporarily suspended in this patient with treatment reinitiation planned after further recovery of the patient. This event was reported to be possibly drug-related and is still under evaluation.

Updates to Disclosures Regarding Combination Trial with BGB-290 and BGB-A317

The relevant disclosure regarding the planned initiation of a combination trial with BGB-290 and BGB-A317 set forth on pages 4, 139, and 165 of the Preliminary Prospectus have been updated in its entirety to read as follows:

On February 2, 2016, we initiated a trial with BGB-290 in combination with BGB-A317 for the treatment of cancers with mutations in the breast cancer susceptibility gene (BRCA) or deficiencies in homologous recombination or mismatch repair, including ovarian, breast, prostate, colorectal, and pancreatic cancers, as well as platinum-sensitive ovarian cancer. We plan to initiate combination trials with chemotherapies for the treatment of gastric cancer, small cell lung cancers, and glioblastoma.

The relevant disclosure in the last two sentences of the second bulletpoint in the section of the Preliminary Prospectus captioned “Business—Our Mission and Strategy” on page 145 has been updated in its entirety to read as follows:

For BGB-290, we plan to initiate a combination trial with temozolomide and initiated a combination trial with BGB-A317 on February 2, 2016. For BGB-A317, in addition to our combination trial with BGB-290, we plan to initiate combination trials with our other clinical-stage molecularly targeted drug candidates.

The relevant disclosure in the second paragraph of the section of the Preliminary Prospectus captioned “Business—Product Pipeline—BGB-290, PARP Inhibitor—Summary of Clinical Results” on page 171 has been updated in its entirety to read as follows:

On February 2, 2016, we initiated a Phase 1 clinical trial with BGB-290 in combination with BGB-A317 for the treatment of cancers with mutations in the breast cancer susceptibility gene (BRCA) or deficiencies in homologous recombination or mismatch repair, including ovarian, breast, prostate, colorectal, and pancreatic cancers, as well as platinum-sensitive ovarian cancer. The Phase 1 multi-center, dose-escalation and dose-expansion clinical trial of BGB-A317 with BGB-290 is the first combination study exclusively based on drug candidates from our internal portfolio. Key objectives in the trial include determining maximum tolerated dose, recommended Phase 2 dose, pharmacokinetics, and preliminary anti-tumor activity of the BGB-A317 and BGB-290 combination. We also plan to commence a combination trial with temozolomide in glioblastoma multiforme.

The relevant disclosure in the first full paragraph of the section of the Preliminary Prospectus captioned “Business—Product Pipeline—BGB-A317, PD-1 Antibody—Summary of Clinical Trials” on page 179 has been updated in its entirety to read as follows:

Once we have established a favorable safety profile of BGB-A317 in the clinic, we plan to combine BGB-A317 with our other drug candidates, including BGB-3111, BGB-283 and BGB-290, in targeted tumors and patient populations. These targets include RAF/RAS mutated cancer such as colorectal cancers, pancreatic cancer and non-small cell lung cancer for the BGB-283 combination and B-cell malignancies and select solid tumors for the BGB-3111 combination. On February 2, 2016, we initiated a Phase 1 clinical trial with BGB-290 in combination with BGB-A317 for the treatment of cancers with mutations in the breast cancer susceptibility gene (BRCA) or deficiencies in homologous recombination or mismatch repair, including ovarian, breast, prostate, colorectal, and pancreatic cancers, as well as platinum-sensitive ovarian cancer.

Update to “Risk Factors” on pages 29 and 86

The relevant disclosure set forth in the fourth sentence of the first paragraph of the section of the Preliminary Prospectus captioned “Risk Factors—Risks Related to Obtaining Regulatory Approval for Our Drug Candidates—Our drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval” on page 29 has been updated in its entirety to read as follows:

Undesirable adverse events caused by BGB-3111 may include, but are not limited to, neutropenia, petechiae, purpura (subcutaneous bleeding), bruising, rash, peripheral neuropathy, and fatigue.

The following disclosure in its entirety has been added to the section of the Preliminary Prospectus captioned “Risk Factors—Risks Related to the American Depositary Shares and this Offering” on page 86:

Our amended and restated memorandum and articles of association provide that any shareholder bringing an unsuccessful action against us may be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our amended and restated memorandum and articles of association, which will become effective immediately prior to the closing of this offering, provide that under certain circumstances the fees, costs, and expenses that we incur in connection with actions or proceedings brought by any person or entity, which we refer to as claiming parties, may be shifted to such person or entity. If a claiming party asserts any claim; initiates any proceeding; or joins, offers substantial assistance to, or has a direct financial interest in any claim or proceeding against us (including any proceeding purportedly filed on behalf of us or any shareholder), and such claiming party (or the third party that received substantial assistance from a claiming party or in whose claim or proceeding such claiming party has a direct financial interest) is unsuccessful in obtaining a judgment on the merits in which the claiming party prevails, then such claiming party may, to the fullest extent permissible by law, be obligated jointly and severally to reimburse us for all fees, costs, and expenses, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that we may incur in connection with such claim, suit, action, or proceeding.

Fee-shifting articles are relatively new and untested in both the Cayman Islands and the United States. The case law and potential legislative action on fee-shifting articles are evolving and there exists considerable uncertainty regarding the validity of, and potential judicial and legislative responses to, such articles. For example, it is unclear whether our ability to invoke our fee-shifting article in connection with claims under federal securities laws, including claims related to this offering, would be pre-empted by federal law. Similarly, it is unclear how courts might apply the standard that a claiming party must obtain a judgment that substantially achieves, in substance and amount, the full remedy sought. The application of our fee-shifting article in connection with such claims, if any, will depend in part on future developments of the law. We cannot assure you that we will or will not invoke our fee-shifting article in any particular dispute, including any claims related to this offering. Consistent with our directors’ fiduciary duties to act in the best interests of the company, the directors may in their sole discretion from time to time decide whether or not to enforce this article. In addition, given the unsettled state of the law related to fee-shifting articles, such as ours, we may incur significant additional costs associated with resolving disputes with respect to such articles, which could adversely affect our business and financial condition.

If a shareholder that brings any such claim, suit, action or proceeding is unable to obtain the judgment sought, the attorneys’ fees and other litigation expenses that might be shifted to a claiming party are potentially significant. This fee-shifting article, therefore, may dissuade or discourage current or former shareholders (and their attorneys) from initiating lawsuits or claims against us. In addition, it may impact the fees, contingency or otherwise, required by potential plaintiffs’ attorneys to represent our shareholders or otherwise discourage plaintiffs’ attorneys from representing our shareholders at all. As a result, this article may limit the ability of shareholders to affect the management and direction of our company, particularly through litigation or the threat of litigation.

Update to “Business” on page 181

The relevant disclosure set forth in the last sentence of the third paragraph of the section of the Preliminary Prospectus captioned “Business—Intellectual Property” has been updated in its entirety to read as follows:

The patent portfolios for our four leading product candidates as of December 31, 2015 are summarized below.

The relevant disclosure set forth in the second sentence in the section of the Preliminary Prospectus captioned “Business—Intellectual Property—BGB-3111” has been updated in its entirety to read as follows:

Any patents that may issue from the currently pending U.S. patent applications would be expected to expire in 2034.

Update to “Executive Compensation” on page 224

The relevant disclosure set forth in the first sentence of the third paragraph on page 224 in the section of the Preliminary Prospectus captioned “Executive Compensation—Equity Compensation Plans and Other Benefit Plans—2011 Plan” has been updated in its entirety to read as follows:

As of December 31, 2015, options to purchase 28,923,050 ordinary shares were outstanding under the 2011 Plan.

Update to “Description of Share Capital” on page 239

The relevant disclosure set forth in the section of the Preliminary Prospectus captioned “Description of Share Capital—Claims Against the Company” has been updated in its entirety to read as follows:

Our amended articles of association will provide that, unless otherwise determined by a simple majority of our board of directors in its sole discretion, consistent with the directors’ fiduciary duties to act in the best interests of the company, in the event that (1) any shareholder (the claiming party) initiates or asserts any claim or counterclaim or joins, offers substantial assistance to or has a direct financial interest in any claim against our company and (2) the claiming party (or the third party that received substantial assistance from the claiming party or in whose claim the claiming party had a direct financial interest) does not obtain a judgment on the merits in which the claiming party prevails, then each claiming party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse us for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that we may incur in connection with such claim.

Update to “Description of American Depositary Shares” on page 248

The relevant disclosure set forth in the last sentence of the first paragraph of the section of the Preliminary Prospectus captioned “Description of American Depositary Shares” has been updated in its entirety to read as follows:

In this case, the custodian is either (i) Citibank Hong Kong, located at 10/F, Two Harbourfront, 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong, or (ii) Citibank, N.A., London Branch, located at Citigroup Centre, Canary Wharf, London E14 5LB.

Update to “Underwriting” on page 274

The relevant disclosure set forth in the last sentence of the fifth paragraph on page 274 of the Preliminary Prospectus in the section captioned “Underwriting” has been updated in its entirety to read as follows:

We have agreed to reimburse the underwriters for expenses of up to $40,000 related to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (FINRA) and for all fees and disbursements of counsel incurred by the underwriters in connection with the directed share program.

We have filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, or email: prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States, Attention: Prospectus Department; or Cowen and Company, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, United States, Attn.: Prospectus Department or by calling +1 (631) 274 2806.